

September 1, 2021

Matthew Walters
Chief Executive Officer
JAWS Spitfire Acquisition Corp
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

   Re: JAWS Spitfire Acquisition Corp
     Amendment No. 4 to Registration Statement on Form S-4
     Filed August 19, 2021
     File No. 333-256057

Dear Mr. Walters:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 19, 2021

Velo3D's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six Months Ended June 30, 2021 and 2020, page 222

1. We note on page 2 and elsewhere in your filing that revenues from SpaceX, your largest customer, continued to decline on an absolute dollar basis and as a percentage of total revenues during all periods presented. Please describe known trends or uncertainties regarding your future business with SpaceX that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(c) of Regulation S-K.

2.   Refer to the table summarizing your results of operations hereunder. Please recalculate each line item of operating expenses and net loss expressed as a percent of revenue to report the correct percentages.

Velo3D, Inc.
Notes to Condensed Financial Statements (Unaudited)
10. Leases, page F-54

3.   We note that during the six months ended June 30, 2021, the Company signed two new leases for manufacturing and R&D facilities. Per your disclosure, the 65-month lease for the manufacturing facility "is targeted to commence in late 2021 with a contractual obligation of $9.3 million in base rent." For accounting purposes, please make clear when the lease term commenced or will commence. Refer to ASC 842-10-55-19.

     You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Christian Nagler, Esq.